EXHIBIT (a)(1)(vi)

To Midas Officers and Employees Eligible for the Stock Option Exchange Program:

There are just 14 days left for you to make your election to participate in the Midas Stock Option Exchange Program with respect to certain outstanding stock options under the Amended and Restated Midas, Inc. Stock Incentive Plan and the Amended and Restated Midas, Inc. Treasury Stock Plan. The Offer is scheduled to end at 12:00 midnight, EST on September 9, 2010. To participate in the Exchange Program, you must submit your Election Form by that deadline. If Midas, Inc. does not receive your signed Election Form prior to 12:00 midnight, EST on September 9, 2010, you will be deemed to have elected not to participate in the Offer.

You should have received a set of materials explaining the Exchange Program and how to elect to exchange your Eligible Options, as well as personalized information about your Eligible Options. Please read the materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate. If you choose to exchange your Eligible Options, please be sure you submit your Election Form to Midas, Inc. by (1) mail to: Midas, Inc., 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Mike Kunstman, (2) fax to: (630) 438-3055, or (3) scanning the form and e-mailing it to optionexchangeacceptance@midas.com. DO NOT send Election Forms via inter-office mail. Election Forms must be received before 12:00 midnight, EST on September 9, 2010.

If you have questions about the Exchange Program, you may send an e-mail to: optionexchangeacceptance@midas.com or call Mike Kunstman at (630) 438-3055. There will be the capacity to leave a voice message on this extension.

The Exchange Program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

You may also obtain, free of charge, a written copy of the offering memorandum and other materials by sending an e-mail to optionexchangeacceptance@midas.com or calling Mike Kunstman at (630)438-3055.

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